Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

08003513

Group Secretariat

4th June 2008

SEC Mail Processing Section
JUN 20 2008
Washington, DC
101

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

SUPPL

Jardine Matheson Holdings Limited
- Bermuda Takeover Code

We enclose for your information a notification dated 4th June 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 03 2008
THOMSON REUTERS

Encl

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S:\Carrie\FL\Bermuda Takeover Code\2k80527_BTC.doc

Regulatory Announcement

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Company	Jardine Matheson Hdg
TIDM	JAR
Headline	Bermuda Takeover Code
Released	11:01 04-Jun-08
Number	9439V11

RNS Number : 9439V
Jardine Matheson Hldgs Ld
04 June 2008

JARDINE MATHESON HOLDINGS LIMITED
- AMENDMENTS TO THE BERMUDA TAKEOVER CODE AND
THE JARDINE MATHESON HOLDINGS LIMITED CONSOLIDATION AND AMENDMENT ACT 1988

The Bermuda Takeover Code (the "Bermuda Code") for Jardine Matheson Holdings Limited (the "Company"), as set out in The Jardine Matheson Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Bermuda Code is based on the UK City Code on Takeovers and Mergers (the "City Code") and the amendments were made primarily to bring the Bermuda Code into line with certain changes made to the City Code. Further amendments were made to the Bermuda Code as a result of changes to UK law on disclosure of substantial shareholdings introduced in 2007.

The Jardine Matheson Holdings Limited Consolidation and Amendment Act 1988 (the "Act") governing the Regulations has also been amended by the enactment of The Jardine Matheson Holdings Limited Amendment Act 2008 (the "Amendment Act 2008") in accordance with the Bermudian legislative process. The amendments made to the Act addressed certain amendments made to the City Code which had an impact on the Act.

A summary of the amendments to the Regulations and to the Act is appended below. Copies of the amendments to the Regulations are available from the Bermuda Monetary Authority at BMA House, 43 Victoria Street, Hamilton HM12, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at 4th Floor, 33-35 Reid Street, Hamilton, Bermuda; or from the Company's website www.jardines.com and copies of the Amendment Act 2008 are available from the Company Secretary and the Company's website with details as above.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

4th June 2008

www.jardines.com

Summary of the amendments made to The Jardine Matheson Holdings Limited Regulations 1993 and to The Jardine Matheson Holdings Limited Consolidation and Amendment Act 1988 (the "Act")

Introduction

Jardine Matheson Holdings Limited (the "Company") is subject to individual regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code").

Set out below in Part A is a summary of the more significant changes made to the Regulations to bring the Bermuda Code into line with certain changes made to the UK City Code on Takeovers and Mergers (the "City Code") since 1st January 2006. Further changes were made to the Regulations as a result of changes to UK law on disclosures of substantial shareholdings introduced on 20th January 2007.

Set out below in Part B is a summary of the more significant changes made to the Act to address certain amendments made to the City Code in 2005 and 2006 which had an impact on the Act.

Part A Amendments to The Regulations

1 Deletion of the Substantial Acquisitions Rules (the "SARs")

The SARs were deleted because the Panel on Takeovers and Mergers under the City Code (the "Panel") concluded that it was no longer appropriate to restrict the speed at which a person may acquire interests in shares or the ability of shareholders to sell their shares in circumstances where control of a company is not being acquired or consolidated (i.e. where the 30 per cent. threshold of voting rights, which the City Code establishes as "control", is not crossed).

Provisions reflecting the SARs were contained in both the Act and the Regulations, and therefore amendments to both the Act and the Regulations were required to delete such provisions. As far as the changes to the Regulations were concerned (see Part B below for changes to the Act), the amendments mainly involve deleting parts of Regulation 6 and updating cross-references.

2 Tender Offers

The content of SAR 4, which set out the procedure for tender offers, was retained and is now included in Appendix 5 to the City Code. The tender offer rules are already contained in the Regulations and therefore only limited further changes have been made to the Regulations to reflect minor changes made to the tender offer rules when they were moved from SAR 4 to Appendix 5 of the City Code. (See Part B below for the amendment of the definition of "tender offer" in the Act).

3 No Frustrating Action

Regulation 21(2) has been amended such that frustrating action can be taken by a Company subject to a bid if a decision to take the proposed action was taken before the beginning of the relevant period and the action has been partly or fully implemented or is in the ordinary course of business.

An amendment has also been made to permit the requirement for a general meeting approving frustrating action to be waived if holders of over 50 per cent. of the Company's shares state in writing that they approve the action proposed and would vote in favour of a relevant resolution to effect the proposed action.

4 Partial Offers

The Panel considered that the interests of persons acting in concert with an offeror should also be taken into account in the context of the possible outcome of a partial offer (as they already were for a mandatory offer) and the Panel wished to make this clear in the relevant provisions of Rules 35 and 36. The acting in concert wording in Rules 35 and 36 has been included in Regulations 35 and 36, respectively, because the concept of acting in concert is material to both the City Code and the Bermuda Code.

5 A New UK Regime on Disclosure of Major Shareholdings

As part of the implementation of the EU Transparency Directive 2004/109/EC, a new regime for disclosures of interests in shares was introduced into UK law on 20th January 2007:

(i) the Companies Act 1985 ("CA 1985") provisions relating to major shareholdings notifications (sections 198 to 211) were repealed and replaced by Chapter 5 of the Disclosure and Transparency Rules ("DTR 5"); and

(ii) sections 212 to 220 CA 1985 in respect of company investigations were also repealed and replaced by sections 791 to 828 of the Companies Act 2006 ("CA 2006").

Sections 198 to 220 CA 1985 were the basis for Part XVII of the Regulations ("Part XVII").

The changes to UK law have been replicated as follows in Part XVII:

(i) the major shareholder notifications provisions (existing Regulations 40 to 52) have been deleted, such that instead the provisions of DTR 5 (as amended from time to time) shall apply directly to the Company as a non-UK issuer; and

(ii) the company investigation provisions (Regulations 53 to 59) have been retained, but have been appropriately amended to take account of the deletion of Regulations 40 to 52 (e.g. by reinstating definitions from the deleted provisions that are still used in the company investigation provisions in CA 2006, with appropriate amendments to take account of amendments to the definitions in CA 2006).

The rationale for these amendments is to align Part XVII with the new UK regime on disclosures of interests in shares. Unlike the CA 1985 provisions, which only applied to UK incorporated issuers (notwithstanding, the Company voluntarily incorporated such provisions into the Bermuda Code), DTR 5 applies directly, *inter alia*, to (i) non-UK companies with shares admitted to trading on a regulated market (e.g. the London Stock Exchange) where the UK is their home state for the purposes of the Prospectus Directive (which it is for the Company) and (ii) their shareholders. Therefore, since 20th January 2007, the Company and its shareholders have been obliged to comply with two separate major shareholdings notifications regimes - Part XVII (as before) and the new DTR 5. The parallel operation of the two distinct regimes is confusing for the Company, its shareholders and the market generally and it is believed that the above amendments will reduce such confusion.

Part B Amendments to The Act

1 Changes entailing amendments to the Act due to the City Code amendments in 2005

The City Code amendments in 2005 which affect definitions in the Bermuda Code appearing in the Act are as follows:

1.1 Definition of "associate"

The definition in the City Code was amended as follows:

1.1.1 a new paragraph was added to make clear the policy of the Panel to regard an employee benefit trust as an associate of the company by which it was established; and

1.1.2 references to financial and other professional advisers were amended to reflect the new definition of "connected adviser" in the City Code.

Similar amendments have been made to the definition of "associate" in the Act.

1.2 Definition of "rights over shares"

A new sentence was added to the definition of "rights over shares" in the City Code in respect of treating a futures contract or covered warrant for which exercise includes the possibility of delivery of the underlying securities as an option.

Similar amendments have been made to the definition of "rights over shares" in the Act.

2 Changes entailing amendments to the definition of "acting in concert" in the Act following the City Code amendments in 2005 and 2006

2.1 City Code amendments in 2005

The following changes were made to the definition of "acting in concert" in the City Code in 2005:

2.1.1 the presumptions for acting in concert were extended so that each group company is presumed to be acting in concert with each of the group's pension funds; and

2.1.2 references to financial and other professional advisers were amended to reflect the new definition of "connected adviser" in the City Code (as above in the definition of "associate").

2.2 City Code amendments in 2006

The definition of "acting in concert" in the City Code was extended in 2006 such that:

2.2.1 active co-operation between parties is not specifically required;

2.2.2 it is no longer limited to parties co-operating through the acquisition of shares by any of them;

2.2.3 persons who co-operate with an offeree with a view to frustrating the successful outcome of a bid are included;

2.2.4 it introduced the concept of an 'affiliated person', e.g. an undertaking which has a majority of voting rights in or the power to appoint directors to the board of a company, or can exercise dominant influence over another person; and

2.2.5 the policy of the Panel on the treatment of irrevocable commitments has been reflected by setting out situations in which the Panel will treat the provision of an irrevocable commitment as establishing a concert party relationship, e.g. where the terms of the irrevocable confer voting rights and general control.

The definition in the City Code was also amended to reflect the fact that an offeror will be deemed to be acting in concert with the offeree company itself, rather than the offeree company's directors.

Similar amendments have been made to the definition of "acting in concert" in the Act.

3 Changes entailing amendments to the Act due to the City Code amendments in 2006

3.1 Definition of "tender offer"

While the tender offer rules were already contained in the Regulations, the definition of "tender offer" in the Act has been amended to reflect a further situation in the City Code in which the tender offer rules may be used, i.e. not only in order for a person to acquire a stake representing less than 30 per cent. of a company, but also where a person already controls the majority of voting rights of a company and makes an offer for less than all of the outstanding shares held by the minority.

3.2 Deletion of the SARs

The SARs-equivalent provisions contained in section 14(1) of the Act have been deleted.

3.3 Mandatory offers

The City Code was amended so that a mandatory offer has to be made to the holders of each class of equity share capital, regardless of whether or not the offeror (or any of its concert parties) holds any of such shares.

An amendment has been made to reflect this change in section 15 of the Act which deals with mandatory offers.

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